

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 7, 2017

Via E-mail
Andrew J. Thomas
Craft Brew Alliance, Inc.
Chief Executive Officer
929 North Russell Street
Portland, Oregon 97227

Re: Craft Brew Alliance, Inc.
Registration Statement on Form S-3
Filed August 2, 2017
File No. 333-219638

Dear Mr. Thomas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald E. Alper at (202) 551-3329 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Mary Ann Frantz, Esq.
    Miller Nash Graham & Dunn LLP